Form AW

                                                                 Law Department
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                               One Granite Place
                                                               Concord, NH 03301

                                                              Ronald R. Bessette
                                                                  Senior Counsel
                                                             Phone: 603-229-6140
                                                         Ronald.Bessette@LFG.com

October 1, 2009

U.S. Securities and Exchange Commission 100 F Street, NE Washington DC 20549

Re:      The Lincoln National Life Insurance Company
         Lincoln Life Variable Annuity Account N (File No. 811-08517) CIK No. 0001048606
         Lincoln ChoicePlus Assurance (L Share) (File No. 333-61554) SEC Accession No. 0000726865-09-000782
         Request for Withdrawal of Post-Effective Amendment No. 33 Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), The Lincoln National Life Insurance Company (the "Company") and Lincoln Life Variable Annuity Account N (the "Separate Account") hereby request the withdrawal of the above-referenced post-effective amendment to their registration statement on Form N-4, filed with the Securities and Exchange Commission on June 23, 2009 (the "Amendment").

The Amendment has not yet become effective, but was to become effective on October 18, 2009. No securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

A new amendment under Rule 485(a) will be filed as soon as a separate amendment under Rule 485(b) becomes effective.

If you have any questions regarding this matter, please contact the undersigned at (603) 229-6140.

Sincerely,

/s/ Ronald Bessette

Ronald R. Bessette
Senior Counsel